LIVESTAR ENTERTAINMENT GROUP, INC..
                          62 West 8th Avenue, 4th Floor
                          Vancouver, British Columbia
                                 Canada V5Y 1M7
                            Telephone (604) 682-6541

                                January 14, 2005



VIA EDGAR


United States Securities and Exchange Commission
Mail Stop 0304
Washington, D.C. 20549

     Re:  Livestar Entertainment Group, Inc. Form POS AM
          ----------------------------------------------

Ladies and Gentlemen:

     Livestar Entertainement Group, Inc. requests the withdrawal of the Company's Post-Effective Amendment (POS AM), file number 333-120207 filed on January 3, 2005. The live filing of the POS AM was the result of mistake by the Company's EDGAR filing agent.

     If you have any questions, please contact me or Norman T. Reynolds of Glast, Phillips and Murray, P.C. at (713) 237-3135.


                                                  Very truly yours,

                                                  /s/  Raymond Hawkins

                                                  Raymond Hawkins
                                                  President